SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 2003

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______________ to ____________

                        Commission file number: 001-31256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          CLARK, INC. 401K SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   CLARK, INC.
                          THE CLARK CONSULTING BUILDING
                          102 SOUTH WYNSTONE PARK DRIVE
                        NORTH BARRINGTON, ILLINOIS 60010


                              REQUIRED INFORMATION

         The Clark, Inc. 401k Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

                          CLARK, INC. 401K SAVINGS PLAN

                                    CONTENTS

                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................1

FINANCIAL STATEMENTS

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.............................2

  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..................3

  NOTES TO FINANCIAL STATEMENTS...............................................4

SUPPLEMENTAL INFORMATION......................................................8

SCHEDULE OF ASSETS (HELD AT END OF YEAR)......................................9

SIGNATURE PAGE...............................................................10

EXHIBIT 23.01-- CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
                FIRM

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Clark, Inc. 401k Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Clark, Inc. 401k Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clark, Inc. 401k Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
June 23, 2004

                          CLARK, INC. 401K SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  DECEMBER 31,

                                                                               2003                   2002
                                                                        ------------------    ------------------

ASSETS
   Investments at fair value:
      Mutual funds.................................................          $40,666,945             $25,233,889
      Investment in Clark, Inc.....................................              502,305                 368,686
      Self-directed brokerage accounts.............................              312,596                 108,437
      Interest bearing cash........................................            1,911,468               1,812,102
      Participant loans............................................              509,216                 346,354
                                                                             -----------             -----------
        Total assets...............................................           43,902,530              27,869,468
                                                                             -----------             -----------
LIABILITIES........................................................                   --                      --
                                                                             -----------             -----------
NET ASSETS AVAILABLE FOR BENEFITS..................................          $43,902,530             $27,869,468
                                                                             ===========             ===========





























The accompanying notes are an integral part of these statements.

                          CLARK, INC. 401K SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            YEARS ENDED DECEMBER 31,

                                                                               2003                  2002
                                                                        ------------------    ------------------

ADDITIONS
   Net appreciation in fair value of investments...................          $ 8,748,617      $            --
   Interest and dividend income....................................               47,174               48,448
   Participant contributions.......................................            5,531,712            4,944,530
   Rollover contributions..........................................            2,453,257            2,738,522
   Employer contributions..........................................            2,082,763            1,873,956
   Transfers in....................................................                   --                  253
                                                                             -----------          -----------
      Total additions..............................................           18,863,523            9,605,709
                                                                             -----------          -----------
DEDUCTIONS
   Net depreciation in fair value of investments...................                   --            4,149,103
   Benefit payments to participants................................            2,784,799            1,054,276
   Administrative expenses.........................................               45,662               35,252
                                                                             -----------          -----------
      Total deductions.............................................            2,830,461            5,238,631
                                                                             -----------          -----------
NET INCREASE.......................................................           16,033,062            4,367,078
Net assets available for benefits at:
   Beginning of year...............................................           27,869,468           23,502,390
                                                                             -----------          -----------
   End of year                                                               $43,902,530          $27,869,468
                                                                             ===========          ===========





























The accompanying notes are an integral part of these statements.

                          CLARK, INC. 401K SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

1.       DESCRIPTION OF PLAN

         The following description of the Clark, Inc. 401k Savings Plan (the "Plan") f/k/a the Clark/Bardes, Inc. 401k Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General
         -------

         The Plan is a defined contribution plan covering substantially all employees of Clark, Inc. and participating employers (the "Company"). Each covered employee must have completed six months of service with the Company and attained age twenty-one or older. The Plan is a 401(k) plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was adopted to enable eligible employees to defer compensation and share in employer contributions and to save and invest funds for retirement. The Plan meets the statutory provisions required by the Tax Reform Act of 1986.

         Plan Administration
         -------------------

         The Plan is administered by a group of trustees appointed by the Board of Directors of the Company. The duties of the trustees are to oversee the operations of the Plan and to provide for prudent investment of Plan assets. Accordingly, the trustees have been granted discretionary authority concerning investment and management activities.

         Contributions
         -------------

         Participants may elect to defer a portion of their total compensation into the Plan subject to a maximum contribution as required under
         Section 402(g) of the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified benefit plans.

         The Company makes a non-discretionary matching contribution proportionate to the participants' elective contributions, up to three percent (3%) of their compensation. The Company may make additional contributions to the Plan each year at the sole discretion of the Company, within the limits of Internal Revenue Service Regulations.

         Withdrawals
         -----------

         A participant has the right to receive all or any portion of their vested Employer and Employee Contribution Accounts after they attain normal retirement age, upon termination of service, or upon qualifying for early retirement. Normal retirement age is fifty-nine and one-half (59 1/2) and early retirement age is fifty-five (55). In-service distributions prior to age 59 1/2 are subject to meeting strict hardship guidelines established by the Internal Revenue Service.

         Participant Accounts
         --------------------

         Each participant's account is credited with the Participant's contribution and an allocation of (a) the Company's contribution, if any, and (b) Plan earnings and losses. Forfeitures of terminated Participants' nonvested accounts reduce Company contributions and administrative expenses.

         Allocations are based on Participant earnings or account balances, as defined. The participant determines both the amount to be invested and the allocation of the investment to one or more of the investment funds. The benefit to which a Participant is entitled is limited to the amount of the Participant's vested account balance.

         Participants are immediately vested in their elective contributions and the earnings received on those contributions. Vesting in the remainder of their accounts and the earnings thereon is based upon years of service with the Company. After completing 3 years of service, participants will be one hundred percent (100%) vested. Full and immediate vesting will also occur upon attainment of normal retirement age, early retirement age if still employed at that date, death or disability. Participants who leave the Company before they are fully vested in the Company's contributions forfeit their nonvested portion.

         Investment Options
         ------------------

         Upon enrollment in the Plan, a participant may direct the contributions made to the Plan, for or on behalf of the participant, to any one or more of the investment funds determined at the discretion of the Plan committee and in such multiples as the Plan committee prescribes. A participant may at any time change his or her investment direction with respect to future contributions or redirect the investment of his or her account balances. All investments are participant directed.

         Termination of the Plan
         -----------------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the Code. In the event of Plan termination, Participants will become 100% vested in their accounts.

         Payments of Benefits
         --------------------

         On termination of service, a Participant receives a lump-sum payment, installments, an annuity, or a direct rollover equal to the value of the vested portion of the Participant's accounts, unless the Participant elects to remain in the Plan. Benefits paid to participants are recorded by the Plan when paid.

         Income Tax Status
         -----------------

         The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

         The Plan has been amended since receiving its determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2003. Therefore, no provision for income taxes is included in the Plan's financial statements.

         Participant Loans
         -----------------

         The Plan allows for Participants to borrow from his or her account under the Plan. These borrowings must be for an amount not less than $1,000 and not greater than the lesser of 50% of the Participant's vested account balance or $50,000. Any loan must be repaid within 5 years unless otherwise approved and will bear a reasonable rate of interest.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

         Method of Accounting
         --------------------

         The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Certain administrative expenses of the Plan are paid by the Plan. The remaining administrative expenses are paid by the Company.

         Use of Estimates
         ----------------

         In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investments
         -----------

         The Plan's investments are carried at fair value. If available, quoted market prices are used to value investments. If not available, an estimated fair value is used. Participant loans are valued at cost, which approximates fair value. Changes in market value are reflected in operations. Purchases and sales of investments are recorded on the trade-date basis. Net appreciation and depreciation in the fair value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains or losses on investments held at year end. The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in Clark, Inc. common stock.

         Reclassifications
         -----------------

         Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.       INVESTMENTS

         The following investments represent 5% or more of the Plan's net assets available for benefits.

                                                                                          DECEMBER 31,
                                                                                -------------------------------
                                                                                    2003               2002
                                                                                ------------        -----------

Morgan Stanley Institutional Small Company Growth Portfolio - Class B.......      $2,869,180         $1,754,089
Fidelity Blue Chip Growth Fund..............................................       3,845,200          2,493,207
Fidelity Low-Priced Stock Fund..............................................       4,796,814          2,339,864
Fidelity Equity Income Fund II..............................................       4,836,766          2,937,796
Fidelity Investment Trust Diversified International Fund....................       3,977,677          2,616,475
Fidelity Freedom 2030 Fund..................................................              --          1,540,233
Spartan U.S. Equity Index Fund..............................................       5,264,055          3,378,412
Fidelity U.S. Bond Index Fund...............................................       3,099,437          2,402,601
Fidelity Retirement Money Market............................................              --          1,812,102

         The Plan's investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                    2003               2002
                                                                                ------------        -----------

Clark, Inc. common stock...................................................       $ (124,482)     $     (67,160)
Self-directed brokerage accounts ..........................................           53,949             (5,716)
Mutual funds...............................................................        8,819,150         (4,076,227)
                                                                                 -----------       ------------
                                                                                  $8,748,617      $  (4,149,103)

4.       PARTICIPANT LOANS

         Participant loans are due at various dates through March 15, 2030. Payments range from $9 to $845 per pay period and include interest ranging from 5.00% to 10.50%. The notes are collateralized by the participants' vested interest in the Plan.

5.       REPORTABLE TRANSACTIONS

         During the years ended December 31, 2003 and 2002, there were no loans in default or uncollectible, or non-exempt transactions with parties-in-interest which would require supplemental presentation under United States Department of Labor regulations.

6.       RELATED PARTIES

         Certain Plan investments are shares of funds managed by Fidelity Investments, an entity affiliated with the trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

         The Plan permits investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

                            SUPPLEMENTAL INFORMATION

                          CLARK, INC. 401K SAVINGS PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003

       IDENTITY OF ISSUER                       DESCRIPTION OF INVESTMENT                        CURRENT VALUE
------------------------------  --------------------------------------------------------        ---------------

                                Mutual Funds
Morgan Stanley Funds              Morgan Stanley Institutional Small Company Growth
                                  Portfolio - Class B                                            $ 2,869,180
Domini Social Investments         Domini Institutional Trust Social Equity Fund                      364,768
Janus Funds                       Janus Advisor Series Capital Appreciation Fund                   1,208,750
Janus Funds                       Janus Advisor Series Balanced Fund                               1,149,337
Fidelity Investments *            Fidelity Select Health Care Portfolio                              721,009
Fidelity Investments *            Fidelity Select Technology Portfolio                               593,673
Fidelity Investments *            Fidelity Select Utilities Portfolio                                237,024
Fidelity Investments *            Fidelity Select Financial Services Portfolio                       653,343
Fidelity Investments *            Fidelity Blue Chip Growth Fund                                   3,845,200
Fidelity Investments *            Fidelity Low-Priced Stock Fund                                   4,796,814
Fidelity Investments *            Fidelity Equity Income Fund II                                   4,836,766
Fidelity Investments *            Fidelity Investment Trust Diversified International Fund         3,977,677
Fidelity Investments *            Fidelity Freedom Income Fund                                       187,625
Fidelity Investments *            Fidelity Freedom 2000 Fund                                         169,517
Fidelity Investments *            Fidelity Freedom 2010 Fund                                       1,368,690
Fidelity Investments *            Fidelity Freedom 2020 Fund                                       1,192,588
Fidelity Investments *            Fidelity Freedom 2030 Fund                                       2,102,798
Fidelity Investments *            Fidelity Select Natural Resources Portfolio                        165,635
Fidelity Investments *            Fidelity Select Cyclical Industries Portfolio                       83,802
Fidelity Investments *            Fidelity Select Consumer Industry Fund                             104,054
Fidelity Investments *            Spartan U.S. Equity Index Fund                                   5,264,055
Fidelity Investments *            Fidelity U.S. Bond Index Fund                                    3,099,437
Fidelity Investments *            Fidelity Freedom 2040 Fund                                       1,675,203

Fidelity Investments *            Self-Directed Brokerage Accounts BrokerageLink                     312,596

Clark, Inc. *                     Employer Common Stock                                              502,305

Fidelity Investments *            Interest Bearing Cash Fidelity  Retirement Money Market
                                  Fund                                                             1,911,468

Participant Loans *               Interest rates ranging from 5.00% to 10.50%                        509,216
                                                                                                 -----------
                                                                                                 $43,902,530
                                                                                                 ===========

------------------
*  - party-in-interest


                                 SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              CLARK, INC. 401K SAVINGS PLAN


                                              By:Clark, Inc.
                                                 -------------------------------
                                                 Plan Administrator


Dated June 25, 2004

                                              /s/ Chris Mitchell
                                              ----------------------------------
                                              Chris Mitchell
                                              Plan Administrator